11022614

RECEIVED
2011 JUN 20 AM 11:32
SEC / TM

cyc 6/20/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40973

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schroder Fund Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 9/12

OATH OR AFFIRMATION

I, Mark A. Hemenetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schroder Fund Advisors LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chairman and Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

sworn to before me on this
23rd day of February, 2011

LINA S. KRIVYAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KR6208632
Qualified In New York County
My Commission Expires July 06, 2013

Schroder Fund Advisors LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Managers and Member of
Schroder Fund Advisors LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Schroder Fund Advisors LLC (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

Schroder Fund Advisors LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash	$327,527
Receivable from parent	186,588
Receivable from affiliated companies	998,827
Pre paid regulatory fees	45,823
Accrued income	25,000
Total assets	$1,583,765
Liabilities and member's equity	
Liabilities	
Due to parent	$258,884
Due to affiliated companies	23,135
Accrued expenses	40,124
Total liabilities	$322,143
Member's equity	$1,261,622
Total liabilities and member's equity	$1,583,765

The accompanying notes are an integral part of these financial statements.

Schroder Fund Advisors LLC
Statement of Income
Year Ended December 31, 2010

Revenues		
Administrative fees		$1,207,361
Other income		(7,082)
Interest income		1,085
Total revenues		1,201,364
Expenses		
Regulatory fees		(30,374)
Professional fees		(66,343)
Platform fees (note 3)		(895,084)
Other (note 3)		(172,300)
Total expenses		(1,164,101)
Income before provision for income taxes		37,263
Income tax		
Federal (note 5)	(13,998)	
State and local (note 5)	(3,189)	
		(17,187)
Net income		$20,076

The accompanying notes are an integral part of these financial statements.

Schroder Fund Advisors LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2010

	Total member's equity
Balance, beginning of year	$1,241,546
Net income	20,076
Balance, end of year	$1,261,622

The accompanying notes are an integral part of these financial statements.

Schroder Fund Advisors LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities		
Net income		$20,076
Adjustments to reconcile net income to net cash used in operating activities		
Decrease/ (increase) in operating assets		
Receivable from parent	(63,375)	
Receivable from affiliated companies	(944,824)	
Pre paid regulatory fees	(18,497)	
Accrued income	(16,098)	
(Decrease)/ increase in operating liabilities		
Due to parent	112,022	
Due to affiliated companies	(1,969)	
Accrued expenses	7,199	
Total adjustments		(925,542)
Net decrease in cash used in operating activities		(905,466)
Cash		
Beginning of year		1,232,993
End of year		$327,527

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of operations

Schroder Fund Advisors LLC (the "Company"), is a Delaware limited liability company that succeeded in interest to Schroder Fund Advisors Inc. ("SFA Inc."), a New York corporation, through a merger transaction, in accordance with Title 6, Section 18-209 of the Limited Liability Company Act of the State of Delaware and Section 902 of the New York Business Corporation Law, effective as of 11:59 pm ET on June 30, 2010 (the "Merger Date") and pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated June 30, 2010. Schroder Investment Management North America Inc. (the "Parent") is the sole member of the Company. The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is wholly owned by Schroders plc. SFA Inc., the predecessor, was incorporated on February 17, 1989 and, as of the Merger Date, the Company succeeded to all the rights, powers, privileges and franchises and became subject to all of the obligations, liabilities, restrictions and duties of SFA Inc. The Company remains a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides underwriting, administrative and shareholder support services necessary for the operations of affiliated investment funds.

2. Significant accounting policies

Cash
Cash is on deposit at Citibank. The Company maintains its cash at a financial institution which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant credit risk on cash.

Administrative fees
Administrative fees are recognized as income in the periods in which the services are performed. Such fees are reimbursements by the Parent (note 4) and earned based on assets under management of affiliated mutual funds.

Interest income
Interest income is recognized as it is earned.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and these differences could be significant.

Indemnifications
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

3. Expenses

Platform fees comprise fees paid to distributors of affiliated investment funds.

Other expenses includes certain legal, compliance and management costs totaling $166,480 that are paid by the Parent and allocated to the Company, other expenses of $5,820 were incurred directly by the Company.

4. Related party transactions

The Company earns certain 12b-1 fees from affiliated mutual funds. Such amounts earned during the year ended December 31, 2010 were $298,881. The Company is reimbursed by the Parent for costs less 12b-1 fee income, plus a 5% uplift. Such reimbursement was $908,480 for the year ended December 31, 2010. Salaries and general and administrative costs of the Company are borne by the Parent and allocated to the Company. The amounts are included in regulatory and professional fees and other expenses on the Statement of Income.

5. Income taxes

The Company has a tax sharing agreement with its Parent and Schroder US Holdings Inc. This agreement generally provides that the Company's income tax expense be determined on a separate company basis, except for intercompany transactions which are eliminated. The Company's operations do not give rise to temporary differences. Accordingly, the Company's tax expense is currently payable.

On June 30, 2010, the company converted to a single-member LLC. This change does not effect the accounting policy on how the company allocates taxes. The Company's taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. Federal, state and local income taxes are provided for on a separate-company basis.

Income taxes consist of the following:

Federal	$13,998
State and local	$ 3,189
Total	$17,187

For the year ended December 31, 2010, the Company's effective tax rate was 46%. The difference between the Federal statutory rate and the Company's effective rate is generally attributable to State and local taxes.

As of January 1, 2010, the Company did not have any potential exposure for tax, interest or penalties related to uncertain tax positions. There was no significant change to the uncertain tax positions for the year ended December 31, 2010. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

6. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2010, the Company had net capital, as defined, of $191,972 which was $182,935 in excess of its net capital requirement of $9,037, and its ratio of aggregate indebtedness to net capital was 0.706 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

7. Subsequent events

Management has evaluated the events and transactions that have occurred through February 25, 2011, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

Schroder Fund Advisors LLC
Computation of Net Capital Computed Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010 — Schedule I

Computation of basic net capital requirement

Total member's equity	$1,261,622
Less : Non-allowable assets	(1,069,650)
Net Capital	$191,972
Minimum net capital required (6 2/3% of aggregate indebtedness)	$9,037
Minimum dollar net capital required	$5,000
Excess net capital	$182,935
Aggregate indebtedness	$135,555
Ratio of aggregate indebtedness to net capital	0.706 to 1

Statement pursuant to paragraph (d)(4) of rule 17a-5

There are no material differences between this computation of net capital and the corresponding amended computation prepared by Schroder Fund Advisors LLC and filed on February 20, 2011.

Schroder Fund Advisors LLC

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of that rule.